CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common stock Shares	Common stock Amount	Additional paid in capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2015	765	$ 229,500	$ 8,000,000	$ 13,327,614	$ 21,557,114
Net loss	-	-	-	(7,876,545)	(7,876,545)
Capital contribution from parent	-	-	10,000,000	-	10,000,000
Balance at December 31, 2015	765	$ 229,500	$ 18,000,000	$ 5,451,069	$ 23,680,569

See accompanying notes to financial statements.